EXHIBIT (a)(15)

Aspen 141 Front Street Hamilton HM19 Bermuda PO Box HM 2729 Hamilton HMLX Bermuda T +1 441 295 8201 aspen.co

June 23, 2014

Dear Aspen Shareholder:

The Board of Directors (the “Board”) of Aspen Insurance Holdings Limited, after careful consideration and discussions with its financial and legal advisors, unanimously determined that the unsolicited exchange offer by Endurance is not in the best interests of Aspen or its shareholders and significantly undervalues Aspen.

For the reasons described below, we urge you to REJECT THE OFFER and NOT TENDER your shares pursuant to the Endurance offer.

While Aspen’s business has strengthened, Endurance’s offer has become even less attractive

Aspen’s diluted book value per share at March 31, 2014 was $42.72, up 4.4 percent from December 31, 2013. Endurance’s “revised” offer is a step backwards, representing a lower premium over diluted book value per share than its initial offer.

Moreover, Endurance touts a “headline price” of $49.50 that simply does not exist. The stock component of the offer consideration is worth only $47.48 per Aspen share as of June 13, 2014.

The offer significantly undervalues Aspen

Endurance’s offer significantly undervalues Aspen and Aspen is confident that its strategic plan will deliver value to Aspen shareholders that is superior to the offer.

Aspen is successfully executing on its plan and believes that it is well positioned to achieve its 10 percent operating ROE objective in 2014, and would expect operating ROE in 2015 to increase over 2014 on the order of 100 basis points.1 Beyond 2015, it would expect to obtain additional continued benefits to its ROE from increasing operating leverage.

Endurance common stock is an unattractive transaction currency

Endurance has historically underperformed, and Aspen does not believe Endurance’s claims about its prospects for a number of reasons, including:

•	Endurance is over-reliant on crop insurance, a business which is troubled, low-margin, recently volatile and exposed to major risks.

•	Endurance’s results are heavily dependent upon reserve releases, indicating a subpar underwriting performance, especially compared to Aspen’s.

The combination of Aspen and Endurance would not be financially attractive to Aspen shareholders

Aspen believes Endurance’s estimate for dis-synergies dramatically understates the real-world impact of combining Aspen’s and Endurance’s businesses, and that the business lost would be among the most valued and would not be easily replaced.

The offer fails to disclose material information with respect to Endurance’s financing

The terms and availability of Endurance’s financing remain unclear and continue to lack certainty. Endurance’s $1 billion bridge loan facility is temporary, maturing in less than one year, and the intended “take-out” financing is not committed.

Endurance’s coercive legal tactics are an attempt to acquire Aspen at the lowest possible price and will result in significant time, expense and distraction to Aspen

The proposal to increase the size of Aspen’s Board to 19 would create an unwieldy and untenable corporate governance structure. Endurance’s scheme of arrangement would be an unprecedented usurping of an independent board’s judgment. Both of these tactics are time consuming, distracting and blatant attempts to acquire Aspen at a significantly inadequate price.

The offer is replete with uncertainties and onerous conditions

Endurance’s completion of the offer is subject to a litany of conditions that run for six pages of Endurance’s offer filing, creating major uncertainty.

Aspen has received an inadequacy opinion from its financial advisor

Goldman Sachs rendered its opinion to the Board that as of June 13, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the proposed consideration was inadequate from a financial point of view to such holders.

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The attached Schedule 14D-9 contains a complete discussion of these and other significant factors contributing to the Board’s recommendation. For the reasons described in the Schedule 14D-9, the Board believes strongly that the Endurance offer should be rejected.

We urge you to read the Schedule 14D-9 carefully and in its entirety so you will be fully informed as to the Board’s recommendation. If you have questions concerning the Schedule 14D-9 or need additional copies of Aspen’s publicly filed materials, please contact our information agent, Innisfree M&A Incorporated, at (877) 717-3930 (Toll Free).

We appreciate your continued support as we work to protect your investment and create value for all Aspen shareholders.

On behalf of the Board of Directors,

Glyn Jones

Chairman

[1]	Guidance as at April 23, 2014. In 2014, ROE guidance assumes a pre-tax catastrophe load of $185 million, normal loss experience and given the current interest rate and insurance pricing environment. In 2015, ROE guidance assumes a pretax catastrophe load of $200 million, normal loss experience, Aspen’s expectations for rising interest rates, and a less favorable insurance pricing environment. See “Cautionary Statement Concerning Forward-Looking Statements” of the attached Schedule 14D-9 for more information regarding the forward-looking statements contained in this letter.